Exhibit 99.1

Silynxcom Estimates Record Annual Revenue of Approximately $9.2 million in 2024

Netanya, Israel, Jan. 10, 2025 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced preliminary unaudited year-end financial results for the twelve months ended December 31, 2024.

On a preliminary unaudited basis, Silynxcom is reporting a strong performance for 2024, highlighting accelerated operational and business growth including:

●	Revenue estimated at $9.2 million in 2024, representing an increase of more than 20% compared to 2023; and

●	Cash and cash equivalents as of December 31, 2024 totaled $3.2 million.

“We are thrilled to announce record-breaking annual revenue of over $9.2 million for 2024, which we believe is a testament to our growing position in the defense market,” said Nir Klein, Silynxcom’s Chief Executive Officer. “Our continued collaboration with leading customers, including the U.S. Air Force and the Israel Defense Forces, highlights the trust placed in our innovative communication solutions. With the successful introduction of new products, expansion into new territories, and a steadfast commitment to delivering cutting-edge technology, we believe that we are well-positioned to sustain this momentum and further solidify our leadership in the defense sector.”

The above figures represent preliminary, unaudited estimates with respect to certain results of the Company for the full year ended December 31, 2024, based on currently available information. Because the audit for 2024 is not yet complete, the Company’s final results may vary from the preliminary estimates. While these estimates are subject to the completion of the Company’s financial closing procedures and the annual audit, the Company does not expect its actual results to differ materially from these preliminary estimates. The foregoing forward-looking statements reflect the Company’s expectations as of today’s date.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: its expectations for its 2024 financial performance, including its projected revenue and cash position; its plans for future growth, including new product introductions and geographic expansion; its ability to maintain and grow collaborations with key customers; and its positioning and leadership in the defense sector. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

INVESTOR RELATIONS CONTACTS:

Michal Efraty
IR Manager
ir@silynxcom.com